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                               September 1, 2022

       Kristine R. Nario-Eng
       Chief Financial Officer
       New York Mortgage Trust, Inc.
       90 Park Avenue
       New York, New York 10016

                                                        Re: New York Mortgage
Trust, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed February 25,
2022
                                                            Form 10-Q for the
quarterly period ended June 30, 2022
                                                            Filed August 4,
2022
                                                            File No. 001-32216

       Dear Kristine R. Nario-Eng:

              We have reviewed your August 18, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 5, 2022 letter.

       Form 10-K for the fiscal year ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Portfolio Net Interest Margin, page 64

   1. We note your response to comment 1. Given you are in the business of investing in interest earning assets
and financing such assets with debt, please tell us how you
                                                        considered Question
100.01 of our Compliance & Disclosure Interpretations for Non-
                                                        GAAP Financial Measures
in your determination that it is appropriate to eliminate interest expense from
subordinated debentures, convertible notes and senior unsecured notes to arrive at portfolio
interest expense, portfolio net interest income, and portfolio net interest spread. In this regard,
tell us how you considered if this interest expense is a normal,
 Kristine R. Nario-Eng
New York Mortgage Trust, Inc.
September 1, 2022
Page 2
         recurring, cash operating expense necessary to operate your business.
2.       We continue to consider your response to comment 2.
Form 10-Q for the quarterly period ended June 30, 2022

Condensed Consolidated Statements of Operations, page 5

3. Given your recent increase in your portfolio of consolidated joint ventures equity investments in multi-family properties, please tell us how you determined your statements of operations presentation is still appropriate.
Notes to Condensed Consolidated Financial Statements, page 11

4. We note your recent increase in your portfolio of consolidated joint ventures equity investments in multi-family properties. In light of that increase, please tell us if you continue to have only one reportable segment and tell us how you made your determination. Within your response, please refer to ASC 280.
      You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at
202-551-
3295 with any other questions.



FirstName LastNameKristine R. Nario-Eng                         Sincerely,
Comapany NameNew York Mortgage Trust, Inc.
                                                                Division of
Corporation Finance
September 1, 2022 Page 2                                        Office of Real
Estate & Construction
FirstName LastName